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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  4 )*
                                             ---

                              Rainforest Cafe, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   75086K104
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 5, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 75086K104
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        2,820,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           2,820,000
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,820,000 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          12.12% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER
         (a) Rainforest Cafe Inc.
         (b) 720 S. Fifth Street, Hopkins MN 55343

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 2,820,000 shares of Common Stock. The aggregate purchase price of such shares was $14,837,899.19 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB has submitted a proposal under Rule 14a-8 for the next annual shareholder's meeting to amend the Rainforest Cafe, Inc. ("Rainforest") bylaws to require a majority of independent directors on the board of directors. The proposed bylaw would also require a nominating committee composed of two or more independent directors. SWIB has no current intent to nominate directors in furtherance of or in association with this proposal.

         SWIB is continuing its review of various possible corporate governance actions with regard to Rainforest. SWIB has no current intent to effect, change or influence control of Rainforest.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within the last 60 days:

              (1) 1. SWIB
                  2. March 28, 2000
                  3. 24,007 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (2) 1. SWIB
                  2. March 28, 2000
                  3. 5,993 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (3) 1. SWIB
                  2. March 28, 2000
                  3. 38,651 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (4) 1. SWIB
                  2. March 28, 2000
                  3. 9,649 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (5) 1. SWIB
                  2. March 30, 2000
                  3. 15,043 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

              (6) 1. SWIB
                  2. March 30, 2000
                  3. 60,257 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

              (7) 1. SWIB
                  2. March 30, 2000
                  3. 599 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

              (8) 1. SWIB
                  2. March 30, 2000
                  3. 2,401 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

              (9) 1. SWIB
                  2. May 1, 2000
                  3. 5,993 shares
                  4. $3.1353 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (10) 1. SWIB
                  2. May 1, 2000
                  3. 24,007 shares
                  4. $3.1353 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (11) 1. SWIB
                  2. May 2, 2000
                  3. 18,978 shares
                  4. $3.0651 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (12) 1. SWIB
                  2. May 2, 2000
                  3. 76,022 shares
                  4. $3.0651 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (13) 1. SWIB
                  2. May 3, 2000
                  3. 36,811 shares
                  4. $2.7155 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (14) 1. SWIB
                  2. May 3, 2000
                  3. 9,189 shares
                  4. $2.7155 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (15) 1. SWIB
                  2. May 3, 2000
                  3. 1,998 shares
                  4. $2.75 per share
                  5. Normal buy on NASDAQ brokered through
                     Piper Jaffray & Hopwood.

             (16) 1. SWIB
                  2. May 3, 2000
                  3. 8,002 shares
                  4. $2.75 per share
                  5. Normal buy on NASDAQ brokered through
                     Piper Jaffray & Hopwood.

             (17) 1. SWIB
                  2. May 4, 2000
                  3. 3,796 shares
                  4. $2.875 per share
                  5. Normal buy on NASDAQ brokered through
                     Piper Jaffray & Hopwood.

             (18) 1. SWIB
                  2. May 4, 2000
                  3. 15,204 shares
                  4. $2.875 per share
                  5. Normal buy on NASDAQ brokered through
                     Piper Jaffray & Hopwood.

             (19) 1. SWIB
                  2. May 8, 2000
                  3. 8,002 shares
                  4. $2.9844 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (20) 1. SWIB
                  2. May 8, 2000
                  3. 1,998 shares
                  4. $2.9844 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (21) 1. SWIB
                  2. May 9, 2000
                  3. 8,002 shares
                  4. $2.9375 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

             (22) 1. SWIB
                  2. May 9, 2000
                  3. 1,998 shares
                  4. $2.9375 per share
                  5. Normal buy on NASDAQ brokered through Instinet.

         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Press Release
         Exhibit 2: Shareholder Resolution

                                   SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  May 10, 2000
                                 --------------
                                      Date

                              /S/ Joseph E. Gorman
                             ---------------------
                                   Signature

         Joseph E. Gorman, Chief Investment Officer -- Public Equities
         -------------------------------------------------------------
                                   Name/Title

                                                                       Exhibit 1

                             STATE OF WISCONSIN LOGO


For more information contact:
Vicki Hearing     (608) 261-2415


         MAJORITY OF INDEPENDENT DIRECTORS PROPOSED FOR RAINFOREST CAFE

         MADISON, WIS. - (May 9, 2000) In an effort to revive Rainforest Cafe, Inc. ("Rainforest"), the State of Wisconsin Investment Board ("SWIB") is taking action toward restructuring the company's board of directors.

         SWIB, which owns about 11% of Rainforest, has submitted a shareholder proposal to amend the company's bylaws to require a majority of independent directors and to create a nominating committee comprised of two or more of the independent directors. The proposal is expected to be presented to shareholders at Rainforest's next annual meeting, which will likely be held this summer.

         SWIB hopes to discuss the proposal with members of Rainforest's current board and intends to seek shareholder support for its adoption. John Nelson, SWIB's Small Company Stock Portfolio Investment Director, said, "We view this proposal as an important step toward rebuilding shareholder value in this company. A primarily independent board of directors, with a breadth of relevant experience, can point Rainforest in the right direction."

         A proposed merger between Rainforest and Landry's Seafood Restaurants was withdrawn last month after shareholders, including SWIB, voiced objections to the price offered. SWIB is the investment manager for the Wisconsin Retirement System (WRS). With over $62 billion in assets and 465,000 participants, the WRS is the ninth largest public pension fund in the U.S.

                                   -- end --


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                                                                       Exhibit 2

                             Shareholder Resolution

                              Rainforest Cafe, Inc.

         WHEREAS, a board of directors is charged by the law and shareholders with formulating corporate policies; and

         WHEREAS, a board of directors is responsible for monitoring management's implementation of those policies in the corporation's and shareholders' best interests; and

         WHEREAS, such monitoring can be best carried out by directors who are independent of management.

         NOW, THEREFORE, BE IT RESOLVED, pursuant to the authority of shareholders to amend the bylaws, section 4.3 of the Rainforest Cafe, Inc. (the "Corporation") bylaws is amended, effective 45 days from the date of adoption of this amendment, to add the following provision:

         A majority of members of the board of directors shall be independent directors, two or more of such independent directors to be the sole members of a nominating committee that recommends candidates to stand for election to the board of directors. "Independent director" shall mean a person whose only non-trivial connection to the Corporation is that person's directorship and shall exclude, but such exclusion shall not be limited to, any person who (1) has been employed by the Corporation in an executive capacity within the previous five years;
         (2) is, or has been in the previous two years, an adviser or consultant to the Corporation, or an employee or owner of such; (3) is employed by a significant customer or supplier of the Corporation; (4) has a personal services agreement with the Corporation; (5) is employed by a tax-exempt organization that has received significant contributions from the Corporation; (6) is a relative of an executive of the Corporation; (7) has had any of the above relationships through an affiliate or executive of the Corporation; (8) has had any business relationship required to be disclosed under Regulation S-K; or (9) is employed by a company for which an officer of the Corporation serves as a director. This bylaw may be repealed or amended only by the affirmative vote of the majority of shares entitled to vote and present or represented at any meeting at which there is a quorum.

         Any director elected by the board of directors in implementing this amendment shall be submitted to the shareholders for reelection at the next subsequent shareholder meeting.



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                              SUPPORTING STATEMENT

         The State of Wisconsin Investment Board, a long-term shareholder and owner of approximately 11% of the Corporation's shares, is concerned about the Corporation's future. We believe the adoption of this resolution will strengthen the board of directors, its ability to advise and oversee management and its ability to objectively formulate corporate policy. The benefits of independent directors have been recognized by a wide variety of organizations, such as the Business Roundtable, the Securities and Exchange Commission and the Council of Institutional Investors.

         Currently, none of the Corporation's directors meet the above definition of an independent director and four of the Corporation's six directors are, or recently have been, officers of the Corporation. We believe change is necessary to ensure a successful future. We encourage you to vote FOR this proposal.




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